UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Almost Never Films, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

020410106
(CUSIP Number)

Derek Williams 13636 Ventura Blvd. #475 Sherman Oaks CA 91423 213.296.3005
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

11/11/2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	020410106

1	NAMES OF REPORTING PERSONS
Derek Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

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Explanatory Note

This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and supplements, as set forth below, the information contained in items 3 and 5 of the Statement on Schedule 13D filed by Derek Williams (the "Reporting Person"), with the United States Securities and Exchange Commission (the" SEC") On February 9, 2016 (the "Schedule 13D"), relating to the common stock, par value $.001 per share of Almost Never Films, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, complete and correct as of the date of this Amendment No. 1

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

As of November 11, 2016, the Reporting Person no longer beneficially owns any shares of common stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Person owns 0 shares of common stock, par value $.001 per share, which represents 0% of the Issuers outstanding common stock.

The Reporting Person owns 0 shares of the Issuers common stock and therefore, no longer holds any power to vote or the power to dispose of any additional shares of common stock.

The Reporting Person ceased to be a beneficial owner of more than 5% of the common stock on November 11, 2016.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2016
Dated

/s/ Derek Williams
Signature
Derek Williams
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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